

GIGASTAR

The Wall Street of the Creator Economy

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Regular Updates
Founders have a strong track record of investor updates.

1   Poised to democratize the $250B Creator Economy, starting with $19B in potential YouTube revenue

2 ~$1M in revenue. 27K investor accounts. $790K distributed to investors. $6.2M raised FOR Creators.

3 $9.8M raised from investors, including Belvedere Strategic Capital, DV Crypto VC, Nameless Ventures

4 Management Team with multiple 8-figure exits, fintech, crypto, and Creator Economy expertise

5 Secondary market trading expected to launch in Q4 2025

6 End-to-End Ecosystem to list, raise, trade, and manage investments in Creator revenue

7 Only platform with SEC registration to tokenize revenue-sharing securities in the Creator Economy

Team



Hazem Dawani Chief Executive Officer

Engineer-turned-CEO with 16 years of leadership experience. Led multiple VC-backed startups, achieving two successful exits. Known for blending technical expertise with strategic execution to scale companies and deliver strong investor returns.





Sarah McNabb Chief Marketing Officer

Sarah McNabb brings 22 years of fintech and financial services marketing expertise, including 9 years as CMO. She's led brand growth, strategic positioning, and go-to-market success across multiple high-impact, fast-paced financial organizations.

linkedin.com



Mohammed Asfour Chief Operating Officer

Mohammed Asfour spent 15 years as CEO of Kharabeesh, one of the largest YouTube partner in the Middle East, where he built a pioneering digital media company, scaled creator networks, and helped shape the region's online content and influencer economy.





Andy Faberlle VP of Creator Partnerships

Andy Faberlle is a 15-year Creator Economy veteran and founding team member of Maker Studios, acquired by Disney. He's helped shape the digital content landscape, scaling creator networks and building standout media brands from the ground up.





Victor Glava Chief Technology Officer

Victor Glava is a fintech CTO with 16 years of experience and co-founder of a crypto cross-exchange platform acquired by Robinhood in 2021. He brings deep technical leadership and a track record of building scalable, innovative financial technologies.





Jason Aubrey Chief Architect

Jason Aubrey brings 20 years of experience in agile team management and development. He's designed low-latency trading systems and is a recognized blockchain expert, known for building high-performance tech in fast-paced financial environments.





Rudy Fasouliotis VP of Technology

A high performer in scaling operations, driving growth, and executing successful fintech exits, Rudy Fasouliotis has 16 years of fintech operations experience and is the co-founder of a crypto cross-exchange platform acquired by Robinhood in 2021.

GigaStar is building the Wall Street of the Creator Economy, starting with a platform where YouTubers

Economy, starting with a platform where YouTubers raise funds by sharing revenue with fans and investors.



Igniting a Trillion-Dollar Creator Economy

As the Creator Economy is projected to grow from [$250B](#) to [$480B](#) by 2027, GigaStar aims to monetize and tokenize Creator Economy revenue streams, starting with [$19B](#) of potential YouTube revenue.

We're democratizing the Creator Economy.



While the Creator Economy is projected to reach $480B by 2027, Creators still lack access to scalable financing. With GigaStar, Creators can raise funds, while turning fans into ambassadors and improve engagement, loyalty, and grow their revenue.

GigaStar is unlocking the value of future YouTube revenue by turning it into revenue-sharing digital securities. Our Mission is to lower the barrier of entry to invest in and help grow the Creator Economy to a trillion dollars.

Securitizing Future Revenue

GigaStar Market is our SEC-registered crowdfunding platform where YouTube Creators offer revenue-sharing securities in their channels.

GigaStar has the only FINRA/SEC framework in the market with tokenized cash-flow products.

How It Works:

During the offering period, investors can purchase rights to a percentage of a YouTube channel's potential future AdSense revenue, digitally represented by Channel Revenue Tokens (CRTs).



Investment offerings are speculative, illiquid, and involve a high degree of risk, including the risk of loss of your entire investment.

Investors (aged 18+) can purchase CRTs at different investment tiers, which can include special perks assigned by the issuer.



Once an offering is funded, the Creator receives the funds raised, investors' CRTs are minted, and GigaStar's blockchain smart contracts distribute YouTube revenue to investors monthly.

After a 12-month holding period, investors will be able to sell and trade their CRTs on the secondary market platform, which is planned for launch in Q4 2025.

Traction & Market Validation

GigaStar gives Creators a way to monetize future YouTube revenue, gain strategic channel investors, and position themselves for potential growth.

Since our soft launch in 2023, our proven business model and technology continue to gain traction in the Creator Economy.







Past performance does not guarantee future results.



View our YouTube Services Directory profile.

GROWTH STATS:

☑️ Raised over $4.9M for 23 YouTube Creators

☑️ Gained over 22,500 investor accounts

☑️ Largest sold-out offering raised $1.3M

☑️ Distributed over $680K to 6,500 active investors

☑️ 38% growth in aggregate YouTube revenue of channels listed on GigaStar (April 2024 - May 2025)

☑️ Processing about $315k of YouTube Revenue monthly

YouTube revenue processed by GigaStar has grown 364% from Jan. 2024 - May 2025





Revenue is distributed the month after it accrues (e.g., Jan. revenue is distributed in Feb.). Future revenue is not guaranteed.

Revenue & Projected Growth

Year	Value
2024	REVENUE $349,510
2025	PROJECTED $1.3M
2026	PROJECTED $4.7M
2027	PROJECTED $15.5M
2028	PROJECTED $38.8M
2029	PROJECTED $77.5M
2030	PROJECTED $135M

Future revenue projections are not guaranteed.

Creator Case Studies

ClearValue Tax YouTube Channel Raises $1.86M on GigaStar Market

Offering #1

The Mr. Hand Pay YouTube Channel Has Record-Breaking $1.3M Raise on GigaStar



10% revenue offered to Investors
$60K RAISED
SOLD OUT IN 1 HOUR

Offering #2
20% revenue offered to Investors
$720K RAISED
SOLD OUT IN 3 HOURS

Offering #3
20% revenue offered to Investors
$1.08M RAISED
SOLD OUT BY THE CLOSE DATE

Market!

Offering #1
10% revenue offered to Investors
$1.3M RAISED
SOLD OUT BY THE CLOSE DATE



The GigaStar Impact



"I've listed three times with GigaStar, raising over $1.8M, and have gained thousands of channel investors who became my army of promoters, eager to watch, share, and like my YouTube videos. **As a result, my channel has grown and my YouTube revenue has doubled over the past two years. GigaStar is a game-changer.**"**

- Brian Kim

"We have been on an upward trend with daily views since closing our GigaStar. If we keep up at this pace, we will shatter our records in no time! We have already experienced SUBSTANTIAL GROWTH each and every year.

Our YouTube AdSense revenue (which includes all super chats and channel memberships) was $4,093 in January of 2022, that's our first January. We skyrocketed to $96,174 in January of 2024 and up to $136,875 in the single month of January 2025. Year over year, that's 42.7% growth." **

- Jason Boehlke

Past performance does not guarantee future results.

Building The First Creator Economy Investment Ecosystem

We're building the first complete ecosystem for investing and trading Creator Economy assets.

GigaStar Market, our SEC-registered crowdfunding platform, is complemented by **GigaStar Portfolio**, a digital assets portfolio where investors can track CRTs and revenue.





Hypothetical illustration of performance data. Past performance is not a guarantee of future results.

Secondary Market (Expected To Launch in Q4 2025)

Our broker-dealer entity has received SEC registration to mint, issue, and create a secondary market for the trading of digital Channel Revenue Tokens (CRTs), a key milestone to complete our vision of an end-to-end trading ecosystem.



[The broker-dealer is now registered to operate a digital asset ATS](#) and, as of 4/29/25, will be the 10th active digital ATS in the U.S. It is expected to be the first SEC-registered broker-dealer and ATS to trade digital asset securities minted by its affiliated tech company.

Putting Proceeds to Work

We have allocated a portion of our Series A round to our community of investors and fans! We raised $9.8M in previous rounds, and now we seek to raise our next round to:

☑ Launch the regulated secondary market platform in Q4 2025*

☑ Scale already proven sales and marketing processes

☑ Onboard over 50 Creators and 30,000 platform investors by the end of 2025

☑ Pursue plans to expand beyond YouTube to the broader Creator Economy

Why Consider an Investment in GigaStar?

After validating its business model, building strong Creator and Investor offerings, streamlining onboarding, and securing Broker-Dealer ATS registration, we believe GigaStar is poised for growth!

Massive Market Opportunity: Opportunity to monetize the $250B Creator Economy revenue streams

Unique Position: The only SEC framework in the market to tokenized cash-flow securities

End-to-End Ecosystem: List, raise, trade, and manage investments in Creator revenue

Scalable Tech: Smart contracts streamline and automate revenue distribution

Proven Model + Regulatory Edge: Rare combo in the Real World Asset (RWA) space

Community-Driven: Fans, Creators, and believers invest in growing YouTube channels

Proven Team. Real Traction. Ready to Scale.

Our management team of serial entrepreneurs with multiple successful exits brings deep expertise across FinTech, the Creator Economy, and blockchain:

✓ CEO: Two 8-figure VC-backed FinTech exits

✓ COO: Built one of the largest YouTube partner networks in MENA

✓ CTO: Two exits in FinTech and Crypto, including an acquisition by Robinhood

With a strong focus on deep Creator partnerships and investor support, we've already gained primary market traction and registration for secondary market trading*.

We're not just building a vision—we're building the Wall Street of the Creator Economy.

LLC or GigaStar Securities LLC provides investment advice, makes investment recommendations, endorsements, or guarantees any offering in any way, shape, or form. Potential investors must make their own independent investment decisions and are strongly encouraged to consult with their independent legal, tax and financial advisors before investing.